02052598

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-Kymmene Corporation Stock Exchange Release 21 August,2002, at 11:45 a.m.

UPM-Kymmene to increase its pressure sensitive materials operations through acquisition - Converting Industry structure clarified through divestment of Walki Films

UPM-Kymmene Corporation will acquire MACtac, the pressure sensitive materials business from the US based Bemis Company Inc., for USD 420 million. At the same time, under separate agreement, UPM-Kymmene will sell its plastic films manufacturer, Walki Films, to Bemis Company, Inc. for USD 70 million. The acquisition by UPM-Kymmene will strengthen the global business operations of its subsidiary, Raflatac. Both transactions are expected to close by year-end and are subject to approvals by competition authorities.

In 2001, MACtac's turnover was approx. USD 500 million and it has five production facilites in the US, one in Belgium and a joint venture in Mexico. Raflatac produces self-adhesive labelstock in nine countries worldwide and its turnover in 2001 was approx. USD 600 million.

The deal will increase Raflatac's share of the US self-adhesive labelstock market significantly and gain knowhow in new special materials. The expanded product range will strengthen the business both in Europe and the USA. The palette will be complemented by graphic products and technical two-sided tapes. Graphic labels are used for e.g. decorating buildings and vehicles and technical products are used by electronic and car industries. Both product areas have high added value and a rapid growth potential.

Efficiencies of the mills will be improved through specialization and optimization of the production lines. Other key sources for synergies are logistics and purchasing. Raflatac's global organisation offers also solid opportunities for increasing the sales of graphic and technical products. MACtac also possesses technology which complements Rafsec's smart labels development. The synergy benefits from the deal are estimated to be USD 28 million by the end of 2004. The transaction is expected to be accretive on UPM-Kymmene's earnings per share in the year 2003.

Walki Films is one of Europe's leading manufacturers of vacuum and modified atmosphere plastic films with operations in Finland and France. Walki Films' turnover in 2001 was EUR 123 million and it employes 500 people. Capital gains from the sale of Walki Films is about EUR 15 million.

UPM-Kymmene Converting Industry now consists of Raflatac producing self-adhesive labelstock, Loparex producing siliconized release materials and Walki Wisa producing wrappings and composite materials. All three companies are leaders in their own field.

President and CEO of UPM-Kymmene Corporation, Juha Niemelä says that Walki Films is an excellent unit but the connection to the core businesses of the Group was too distant.

"That said, the Converting Industry will continue to be a significant part of UPM-Kymmene's growth strategy. With long-term development work and many acquisitions and divestures we now have come to the intended structure in our Converting Industry. MACtac will get an owner committed to the business and its development. Furthermore, Walki Films will have a new owner, and a leader in its own field, also committed to developing that specific business", says Juha Niemelä.

For further information please contact:
Mr Pentti Kallio, President, UPM-Kymmene Converting Industry, tel. +358 204 15 0015
Mr Kari Toikka, Executive Vice President and Chief Financial Officer, UPM-Kymmene, tel. +358 204 15 0014

Notes to the editor:

UPM-Kymmene (NYSE:UPM) is one of leading paper companies in the world. The company's businesses focus on magazine papers, newsprint, fine and speciality papers, converting materials and wood products. The company has more than 300 production facilities in 17 countries. UPM-Kymmene's turnover was EUR 9.9 million last year and it employs more than 36,000 people. UPM-Kymmene's shares are quoted on the Helsinki and New York stock exchanges. For more information, please visit www.upm-kymmene.com.

Bemis Company, Inc. (NYSE:BMS) is a major supplier of flexible packaging and pressure sensitive materials used by leading food, consumer products, manufacturing, and other companies worldwide. Founded in 1858, the company had in 2001 sales of USD 2.3 billion. Based in Minneapolis, Minnesota, the company employs 11,000 people located in 49 manufacturing facilities in eight countries worldwide. For more information, please visit www.bemis.com.

Raflatac is one of the world's leading suppliers of paper-based and synthetic self-adhesive labelstock. Raflatac develops and manufactures self-adhesive laminate for a wide variety of end-uses in product and information labelling. Raflatac has almost 2,000 employees and its turnover in 2001 was EUR 670 million. The company has factories on five continents and a wide network of terminals and sales offices throughout the world. The company is a subsidiary of UPM-Kymmene Corporation. For more information, please visit www.raflatac.com.

MACtac, a major supplier of pressure sensitive adhesive materials, offers solutions for a wide range of industries including printing, graphic design, packaging, digital imaging, photographic, assembly engineering, medical and communications. MACtac is a subsidiary of Bemis Company, Inc., the largest flexible packaging supplier in North America. Headquartered in Stow, Ohio, MACtac is a global company with manufacturing and distribution facilities in several countries. MACtac's turnover in 2001 was about USD 500 million. For more information, please visit www.MACtac.com.

Walki Films is one of Europe's leading manufacturers of vacuum and modified atmosphere plastic films with operations in Valkeakoski, Finland and Epernon, France. Walki Films' turnover in 2001 was EUR 123 million and it employs 500 people.

UPM-Kymmene Corporation

Olavi Kauppila
Senior Vice President, Investor Relations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2002

UPM-KYMMENE CORPORATION

By: ______________________________
Name: Kari Toikka
Title: Executive Vice President and CFO

By: ______________________________
Name: Olavi Kauppila
Title: Vice President, Investor Relations